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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10032703

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
NOV 24 2010

SEC FILE NUMBER
8- 29988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 West First Street, Suite 104
(No. and Street)

Granite City	IL	62040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian F. Spengemann 314-863-7066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	Missouri	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Brian F. Spengemann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Capital, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DAVID E. JEANTY
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Aug. 13, 2012
Commission # 08535085

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Auditors' Report

Sole Director and Stockholder
Coventry Capital, Inc.
Granite City, Illinois

We have audited the accompanying statement of financial condition of Coventry Capital, Inc. (the "Company") as of September 30, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

November 19, 2010

COVENTRY CAPITAL, INC.

Statement of Financial Condition
September 30, 2010

ASSETS		
Cash and cash equivalents	$	3,717
Receivables from clearing organization		7,471
Securities owned:		
Marketable, at fair value		14,393
Due from stockholder		139,990
TOTAL ASSETS	**$**	**165,571**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	8,500
Income taxes payable		9,770
Deferred tax liability		1,300
TOTAL LIABILITIES		**19,570**
Stockholder's Equity		
Common stock: no par value; authorized 2,000 shares; 104 shares issued and outstanding		104,000
Additional paid-in capital		47,700
Accumulated deficit		(8,402)
Accumulated other comprehensive income		2,703
Total Stockholder's Equity		**146,001**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**165,571**

The accompanying notes are an integral part of these financial statements.